UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39316

BURNING ROCK BIOTECH LIMITED

(Registrant’s Name)

No.5 Xinghuan Ring Road North, International Bio Island

Guangzhou, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Number	Description of Document

99.1	Burning Rock Announces 2023 Annual General Meeting to be Held on December 20, 2023

99.2	Notice of Annual General Meeting

99.3	Form of Proxy for the Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burning Rock Biotech Limited

	By:	/s/ Leo Li
	Name:	Leo Li
	Title:	Chief Financial Officer

Date: November 22, 2023

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